                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               For the quarterly period ended September 30, 2000


                         O2MICRO INTERNATIONAL LIMITED


                       The Grand Pavilion, West Bay Road
                          P.O. Box 1794, George Town
                         Grand Cayman, Cayman Islands
                                (345) 945-1110
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

 Form 20-F   X    Form 40-F _______
            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     Yes _________ No   X
                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     82- N.A.
        ------

                                     INDEX
                         O2MICRO INTERNATIONAL LIMITED

                                                                       Page No.
PART I    FINANCIAL INFORMATION

Item 1.   FINANCIAL STATEMENTS

            CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2000           3
            AND DECEMBER 30, 1999

            CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE                  4
            THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2000 AND
            SEPTEMBER 30, 1999

            CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE             5
            MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                     6

Item 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION     13
          AND RESULTS OF OPERATIONS

Item 3    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK       15

PART II   OTHER INFORMATION

Item 1.   EXHIBITS                                                        16

          EXHIBIT INDEX                                                   16

Item 2.   SUBSEQUENT EVENTS                                               16

          SIGNATURE                                                       17

                         O2MICRO INTERNATIONAL LIMITED

                          CONSOLIDATED BALANCE SHEETS
              (In Thousand U.S. Dollars, Except Share Amounts)

                                                                       September 30,   December 31,
A S S E T S                                                                2000           1999
-----------                                                            -------------   ------------
                                                                        (Unaudited)
CURRENT ASSETS
Cash                                                                       $  36,793      $    5,946
Restricted cash                                                                1,198             317
Accounts receivable - net                                                      5,371           1,693
Inventories                                                                    5,474           3,118
Deferred income tax - current                                                    138               -
Prepaid expenses and other current assets                                        726             160
                                                                           ---------      ----------
Total Current Assets                                                          49,700          11,234
                                                                           ---------      ----------

FIXED ASSETS - NET                                                             1,808           1,290
                                                                           ---------      ----------

OTHER ASSETS
Receivables from 360(degrees) web Ltd.                                           750               -
Deferred income tax - noncurrent                                                 133               -
Other assets                                                                     321             267
                                                                           ---------      ----------
Total Other Assets                                                             1,204             267
                                                                           ---------      ----------

TOTAL ASSETS                                                               $  52,712      $   12,791
                                                                           =========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
Notes and accounts payable                                                 $   4,074      $    2,752
Income tax payable                                                               199              12
Current portion of obligations under capital lease                                46               5
Accrued expenses and other current liabilities                                 2,179           1,669
                                                                           ---------      ----------
Total Current Liabilities                                                      6,498           4,438
                                                                           ---------      ----------

OBLIGATIONS UNDER CAPITAL LEASE - NET OF CURRENT PORTION                          21               2
                                                                           ---------      ----------

GUARANTEE DEPOSITS                                                                51              51
                                                                           ---------      ----------

Total Liabilities                                                              6,570           4,491
                                                                           ---------      ----------

SHAREHOLDERS' EQUITY
Ordinary shares at $0.001 par value per share
     Authorized - 32,000,000 and 95,000,000 shares as of December 31,
       1999 and September 30, 2000, respectively.  Issued - 9,912,050 and 32,699,995 shares as of December 31, 1999 and September 30,
       2000, respectively.                                                        33              10
Series A, B, C, D, E, F, G and H preference shares at $0.001 par value
     Authorized - 18,933,889 shares (liquidation preference of $100,
       $300, $100, $500, $500, $4,018, $6,968 and $6,484,
       respectively) and 5,000,000 shares at December 31, 1999 and
       September 30, 2000, respectively.  Issued - 18,527,380 shares
       at December 31, 1999                                                        -              19
Additional paid-in capital                                                    55,303          22,375
Warrants outstanding - 311,299 shares                                             61              61
Deferred compensation                                                           (338)           (728)
Accumulated other comprehensive income                                          (130)            (38)
Accumulated deficit                                                           (8,787)        (13,399)
                                                                           ---------      ----------
Total Shareholders' Equity                                                    46,142           8,300
                                                                           ---------      ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $  52,712      $   12,791
                                                                           =========      ==========

   The accompanying notes are an integral part of the financial statements.

                         O2MICRO INTERNATIONAL LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
            (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                   Three Months Ended          Nine Months Ended
                                                      September 30,              September 30,
                                                  ---------------------      ----------------------
                                                    2000         1999           2000        1999
                                                 ----------    --------      ---------   ----------
                                                       (Unaudited)                (Unaudited)
NET SALES                                        $   11,149    $  6,775      $  29,021   $  16,165

COST OF SALES                                         4,410       2,457         11,090       7,250
                                                 ----------    --------      ---------   ---------

GROSS PROFIT                                          6,739       4,318         17,931       8,915
                                                 ----------    --------      ---------   ---------

OPERATING EXPENSES
Research and development                              2,528       1,524          6,936       3,960
Selling, general and administrative                   2,262       1,879          6,465       4,694
Stock-based compensation                                119         221            390         599
                                                 ----------    --------      ---------   ---------
Total Operating Expenses                              4,909       3,624         13,791       9,253
                                                 ----------    --------      ---------   ---------

INCOME (LOSS) FROM OPERATIONS                         1,830         694          4,140        (338)
                                                 ----------    --------      ---------   ---------

NON-OPERATING INCOME
Interest - net                                          230           -            313         119
Other - net                                              (6)         58            101          19
                                                 ----------    --------      ---------   ---------
Total Nonoperating Income - Net                         224          58            414         138
                                                 ----------    --------      ---------   ---------

INCOME (LOSS) BEFORE INCOME TAX                       2,054         752          4,554        (200)

INCOME TAX EXPENSES (BENEFITS)                          (44)          -            (58)          1
                                                 ----------    --------      ---------   ---------

NET INCOME (LOSS)                                     2,098         752          4,612        (201)
                                                 ==========    ========      =========   =========

OTHER COMPREHENSIVE INCOME
Translation adjustments on subsidiaries                  (9)         76            (92)         60
                                                 ----------    --------      ---------   ---------

COMPREHENSIVE INCOME (LOSS)                      $    2,089    $    828      $   4,520   $    (141)
                                                 ==========    ========      =========   =========

EARNINGS (LOSSES) PER SHARE:
Basic                                            $     0.08    $   0.08      $    0.31   $   (0.02)
                                                 ==========    ========      =========   =========
Diluted                                          $     0.06    $   0.03      $    0.15   $   (0.02)
                                                 ==========    ========      =========   =========

NUMBER OF THOUSAND SHARES USED IN
EARNINGS (LOSSES) PER SHARE CALCULATION:
Basic                                                24,973       9,865         14,962       9,672
                                                 ==========    ========      =========   =========
Diluted                                              33,272      29,801         31,490       9,672
                                                 ==========    ========      =========   =========

   The accompanying notes are an integral part of the financial statements.

                         O2MICRO INTERNATIONAL LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                          (In Thousand U.S. Dollars)

                                                                       Nine Months Ended
                                                                         September 30,
                                                                     ----------------------
                                                                       2000         1999
                                                                     ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                    $   4,612    $    (201)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
     Depreciation and amortization                                         587          316
     Amortization of deferred stock options                                390          599
     Amortization of options granted for services                           11            -
     Deferred income tax                                                  (270)           -
     Changes in operating assets and liabilities:
          Accounts receivable - net                                     (3,678)      (2,137)
          Inventories                                                   (2,356)        (486)
          Prepaid expenses and other current assets                       (402)         (80)
          Notes and accounts payable                                     1,322          466
          Income tax payable                                               199            -
          Accrued expenses and other current liabilities                   497          455
                                                                     ---------    ---------
Net Cash Provided by (Used in) Operating Activities                        912       (1,068)
                                                                     ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Receivables from 360(degrees) Web Ltd.                                    (750)           -
Acquisitions of:
     Fixed assets                                                         (991)        (181)
     Patent                                                                (84)         (12)
Increase in:
     Pledged deposits                                                     (880)        (284)
     Refundable deposits                                                    (8)         (79)
                                                                     ---------    ---------
Net Cash Used in Investing Activities                                   (2,713)        (556)
                                                                     ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from:
     Public offering                                                    32,646            -
     Stock options exercised                                               110           22
Payments of principal of capital leases                                    (22)         (10)
Payments of short-term debt                                                  -         (370)
                                                                     ---------    ---------
Net Cash Provided by (Used in) Financing Activities                     32,734         (358)
                                                                     ---------    ---------

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                                (86)          53
                                                                     ---------    ---------

NET INCREASE (DECREASE) IN CASH                                      $  30,847    $  (1,929)

CASH, BEGINNING OF PERIOD                                                5,946        5,919
                                                                     ---------    ---------

CASH, END OF PERIOD                                                  $  36,793    $   3,990
                                                                     =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest                                               $      12    $      10

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING
AND FINANCING ACTIVITIES
Property and equipment acquired under capital leases                        95            -

   The accompanying notes are an integral part of the financial statements.

                         O2MICRO INTERNATIONAL LIMITED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                 (In Thousand U.S. Dollars, Except Share Data)

1.   BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared by the company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In management's opinion, the financial statements reflect all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form F-1 registration statement.

     The results of operations for the three and nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the future quarters or the year ending December 31, 2000.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   Use of estimates

          The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Thus, actual results could differ from those estimates.

     B.   Revenue recognition

          Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, indicating that revenue has been realized and earned. The four criteria for revenue being realized and earned are the evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

          Allowances for sales return and discounts are provided at the time of recognition of related revenues and on the basis of experience, and these provisions are deducted from sales.

          The Company, however, has limited control over distributors' selling of products bought from the Company to third parties. Thus, the Company recognizes revenue on sales to distributors when the distributors sell the Company's products to third parties. Thus, products held by distributors are included in Company inventory.

     C.   Research and development

          Research and development (R&D) costs are expenditures incurred for a planned search for new knowledge to develop new products or processes or significantly enhance existing products or processes. They also include expenditures incurred for the design and testing of product alternatives or construction of prototypes. All R&D expenditures are charged to current income.

     D.   Stock-based compensation

          The Company follows Accounting Principles Board Opinion No. 25 - "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and the disclosure provisions of Statement of Financial Accounting Standards No. 123 - "Accounting for Stock-Based Compensation" ("SFAS No. 123") for its employee stock options. Under APB Opinion No. 25, compensation expense is measured on the basis of the difference, if any, between the fair value of the Company's stock and the exercise price on the date of the grant.

     E.   Comprehensive income

          The Company adopted the provisions of SFAS No. 130 - "Reporting Comprehensive Income." Under SFAS No. 130, comprehensive income includes all changes in equity during an accounting period from business transactions with non-owner sources. To date, comprehensive income comprises only translation adjustments pertaining to subsidiaries.

     F.   Earnings (losses) per share

          SFAS No. 128 - "Earnings Per Share" sets the standards for computing and presenting earnings per share. Basic earnings per share are calculated by dividing net earnings (loss) less preferred dividends by the weighted average number of ordinary shares outstanding. Fully diluted earnings per share are calculated by dividing net earnings less preferred dividends by the weighted average number of ordinary shares and dilutive ordinary share equivalents, i.e, as if the preference shares had been converted to ordinary shares and the options and the warrants had been exercised during the periods covered.

3.  ACCOUNTS RECEIVABLE - NET           Sept. 30, 2000  Dec. 31, 1999
                                        --------------  --------------
                                         (Unaudited)
 Accounts receivable                          $ 5,663         $ 1,969
 Allowances for:
     Doubtful receivable                          (50)            (28)
     Sales returns and discounts                 (242)           (248)
                                              -------         -------
                                              $ 5,371         $ 1,693
                                              =======         =======

4.  INVENTORIES                         Sept. 30, 2000  Dec. 31, 1999
                                        --------------  -------------
                                         (Unaudited)
 Finished goods                                $1,937          $1,913
 Work-in-process                                1,252             737
 Raw materials                                  2,285             468
                                               ------          ------

                                               $5,474          $3,118
                                               ======          ======

5.   INCOME TAX

     Income (loss) before income taxes consisted of:

                                                     Three Months Ended                   Nine Months Ended
                                                       September 30,                        September 30,
                                               ------------------------------       ------------------------------
                                                   2000              1999                2000             1999
                                               ------------       -----------       --------------    ------------
                                                        (Unaudited)                          (Unaudited)
     The Company - Cayman Islands                 $ 2,636         $ 1,222              $   5,408        $     765
     O2Micro, Inc.-USA                                103              86                    346              291
     O2Micro-Taiwan                                  (124)            (11)                   936              (19)
     O2Micro-Taiwan branch                           (450)           (503)                (1,933)          (1,195)
     O2Micro-Japan                                   (118)            (42)                  (324)             (42)
     O2Micro-Singapore                                  7               -                    121                -
                                                  -------         -------              ---------        ---------
                                                  $ 2,054         $   752              $   4,554        $    (200)
                                                  =======         =======              =========        =========

     Provision for income taxes expenses (benefits) consisted of:

                                               Three Months Ended                   Nine Months Ended
                                                  September 30,                       September 30,
                                          -----------------------------       ------------------------------
                                              2000             1999               2000              1999
                                          ------------     ------------       ------------       -----------
                                                   (Unaudited)                         (Unaudited)
     Current income taxes
       O2Micro, Inc.-USA
          - Federal                          $      1      $        -           $    (271)        $       -
          - State                                   -               -                   1                 1
       O2Micro-Taiwan                             (47)              -                 202                 -
       O2Micro-Japan                                -               -                   1                 -
       O2Micro-Singapore                            2               -                   9                 -
                                             --------      ----------           ---------         ---------

   Income tax expenses (benefits)            $    (44)     $        -           $     (58)        $       1
                                             ========      ==========           =========         =========

The Company and its subsidiaries file separate income tax returns.
  Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pre-tax income (loss) is as follows:

                                                     Three Months Ended                   Nine Months Ended
                                                       September 30,                        September 30,
                                                -----------------------------        -----------------------------
                                                    2000              1999              2000               1999
                                                ------------       ----------        ----------         ----------
                                                        (Unaudited)                          (Unaudited)
      Cayman statutory rate                          0.0%              0.0%              0.0%                0.0%
      Foreign in excess of statutory rate            0.2%              0.0%              4.6%                0.3%
      Change in valuation allowance                 (2.3)%            (0.0)%            (5.9)%              (0.3)%
                                                  ------            ------            ------             -------

      Effective tax rate                            (2.1)%            (0.0)%            (1.3)%              (0.0)%
                                                  ======            ======            ======             =======

6. EARNINGS (LOSS) PER SHARE

   The following is the calculation of basic and diluted earnings per ordinary share (in thousands, expect per share data):

                                                            Three Months Ended       Nine Months Ended
                                                              September 30,            September 30,
                                                          ----------------------   ----------------------
                                                                2000        1999        2000        1999
                                                          ----------     -------   ---------    --------
                                                               (Unaudited)             (Unaudited)
   Basic earnings per ordinary share:

   Net income (loss) available to ordinary shareholders      $ 2,098     $   752     $ 4,612    $   (201)
                                                             =======     =======     =======    ========


   Weighted average ordinary shares outstanding               24,973       9,865      14,962       9,672

   Basic earnings (losses) per ordinary share                $  0.08     $  0.08     $  0.31    $ ( 0.02)
                                                             =======     =======     =======    ========

   Diluted earnings per ordinary share:

   Net income (loss) available to ordinary shareholders      $ 2,098     $   752     $ 4,612    $   (201)
                                                             =======     =======     =======    ========

   Weighted average ordinary shares outstanding               24,973       9,865      14,962       9,672

   Effect of dilutive securities:
      Options                                                  1,858       1,310       1,853           -
      Warrants                                                   265          99         265           -
      Convertible securities                                   6,176      18,527      14,410           -
                                                             -------     -------     -------    --------

   Diluted weighted average ordinary shares outstanding       33,272      29,801      31,490       9,672

   Fully diluted earnings (losses) per ordinary share        $  0.06     $  0.03     $  0.15       (0.02)
                                                             =======     =======     =======    ========

   Certain anti-dilutive outstanding options and warrants were excluded from the computation of diluted earnings per share since their exercise prices exceeded the average market price of the ordinary shares during the periods. The anti-dilutive stock options excluded amounted to 325,000 shares, and their exercise prices were between $4.50 and $6.50 as of September 30, 1999.

7. OBLIGATIONS UNDER CAPITAL LEASE

   Company leases office space and certain equipment under noncancellable operating lease agreements that expire on various dates through September 2004. The Company's office lease provides for periodic rent increases based on the general inflation rate. The Company also leases certain equipment under a capital lease expiring in July 2003. The lease provides for a bargain purchase option upon the expiration of the lease. As of September 30, 2000, minimum lease payments under all noncancellable leases were as follows:

                                                                             Capital       Operating
Year                                                                         Leases        Leases
----                                                                         -------       ---------
 2000                                                                        $    18        $    251
 2001                                                                             49             869
 2002                                                                             10             550
 2003                                                                              5             467
 2004 and thereafter                                                               -             360
                                                                             -------        --------

 Total minimum lease payments                                                     82        $  2,497
                                                                                            ========
 Less:  Amount representing interest                                              15
                                                                             -------
 Present value of minimum lease payments                                          67
 Less:  Current portion                                                           46
                                                                             -------

 Long-term capital lease obligations                                         $    21
                                                                             =======

   The total cost of the equipment under capital lease was $65 as of December 31, 1999 and $160 as of September 30, 2000. Accumulated amortization was $55 as of December 31, 1999 and $79 as of September 30, 2000.

8. CONTINGENCY

   A. On March 2000, Philips Electronics North America Corporation (Philips) asked the Company to evaluate the need for licenses for audio CDs and I/2/C serial interface, which are being used in the Company's products. Management believes that, although it is probable for Philips to assert a licensing claim, the Company would not be subject to any material exposure with respect to past activities.

   B. As a result of a premature delivery of preliminary prospectuses relating to the Company's initial public offering, the Company may be subject to claims from purchasers of the securities in the initial public offering, who may have a right of rescission with respect to all of the shares purchased by them through an improper offer. However, it is not possible for the Company to reliably estimate the amount and timing of any future rescission.

9. SEGMENT INFORMATION

   The Company adopted SFAS No. 131-"Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires a new basis of determining reportable business segments, i.e., the management approach. The approach requires that business segment information used by management to assess performance and manage company resources be the source for information disclosure. SFAS 131 also requires disclosures of products and services, geographic areas and major customers based on specific measurement criteria.

   a. Industry: The Company is engaged in a single industry, which is the design, development and marketing of semiconductor products.

b. Foreign market sales

                                                           Three Months Ended        Nine Months Ended
                                                              September 30,            September 30,
                                                          ----------------------   ---------------------
                                                                2000        1999        2000        1999
                                                          ----------    --------   ---------    --------
  Area
-------------
   Asia                                                     $ 11,128    $  5,349   $  27,208    $ 14,011
   United States                                                  21       1,178         855       1,763
   Europe                                                          -         248         958         391
                                                            --------    --------   ---------    --------

                                                            $ 11,149    $  6,775   $  29,021    $ 16,165
                                                            ========    ========   =========    ========

c. Sales to major customers

                                   Three Months Ended September 30,          Nine Months Ended September 30,
                               ----------------------------------------  ---------------------------------------
                                      2000                   1999                2000                 1999
                               ------------------   -------------------  ------------------   ------------------
   Customers                    Amount       %       Amount       %       Amount       %       Amount       %
   ---------                   ---------  -------   ---------  --------  ---------  -------   ---------  -------
           A                    $  2,184     19.6   $   1,997     29.5   $   5,669     19.5   $   6,433     39.8
           B                         850      7.6       1,370     20.2       4,410     15.2       2,084     12.9
           C                       1,511     13.5         962     14.2       3,809     13.1       2,888     17.9
           D                       1,267     11.4         650      9.6       3,054     10.5       1,391      8.6

d. Geographic information

                                               Cayman
                                     U.S.A     Islands    Taiwan    Japan    Singapore  Elimination   Consolidated
                                    --------  ---------  --------  --------  ---------  ------------  -------------
   For the nine months ended
   September 30, 2000 (Unaudited)
   ------------------------------

   Sales to customers other than the
     parent and its subsidiaries    $      -    $25,022  $  3,999  $      -  $       -   $        -     $   29,021
   Intercompany service revenue        7,255      3,201         -         -        750       11,206              -
                                    --------    -------  --------  --------  ---------  -----------     ----------

   Total sales                      $  7,255    $28,223  $  3,999  $      -  $     750   $  (11,206)    $   29,021
                                    ========    =======  ========  ========= =========  ===========     ==========

   Gross profit                     $  7,255    $17,133  $    800  $      -  $     750   $   (8,007)    $   17,931
                                    ========    =======  ========  ========  =========  ===========
   Operating expenses                                                                                      (13,791)
   Nonoperating income - net                                                                                   414
                                                                                                        ----------
   Income before income tax                                                                                  4,554
   Income tax benefit                                                                                           58
                                                                                                        ----------
   Net income                                                                                           $    4,612
                                                                                                        ==========

   Identifiable assets              $  1,174    $58,379  $  3,333  $     44  $     670   $  (10,888)    $   52,712
                                    ========    =======  ========  ========  =========  ===========     ==========

   For the nine months ended
   September 30, 1999 (Unaudited)
   -----------------------------

   Sales to customers other
   than the parent and its
     subsidiaries                   $      -    $16,165  $      -  $      -  $       -   $        -     $   16,165
   Intercompany service revenue        4,909          -         -         -          -       (4,909)             -
                                     -------    -------  --------  --------  ---------  -----------     ----------

       (Forward)

Total sales                           $4,909    $16,165  $      -  $      -  $       -  $   (4,909)    $  16,165
                                      ======    =======  ========  ========  =========  ==========     =========

Gross profit                          $4,909    $ 8,930  $      -  $      -  $       -  $   (4,924)    $   8,915
                                      ======    =======  ========  ========  =========  ==========
Operating expenses                                                                                        (9,253)
Nonoperating income - net                                                                                    138
                                                                                                       ---------
Loss before income tax                                                                                      (200)
Income tax expense                                                                                            (1)

Net loss                                                                                               $    (201)

Identifiable assets                   $1,211    $12,542  $    580  $     35  $     293  $   (4,070)    $  10,591
                                      ======    =======  ========  ========  =========  ==========     =========

For the three months ended
September 30, 2000 (Unaudited)
-----------------------------

Sales to customers other than the     $    -    $10,722  $    427  $      -  $       -  $        -     $  11,149
  parent and its subsidiaries
Intercompany service revenue           2,545        356         -         -        750      (3,651)            -
                                      ------    -------  --------  --------  ---------  ----------     ---------

Total sales                           $2,545    $11,078  $    427  $      -  $     750  $   (3,651)    $  11,149
                                      ======    =======  ========  ========  =========  ==========     =========

Gross profit                          $2,545    $ 6,669  $     86  $      -  $     750  $   (3,311)    $   6,739
                                      ======    =======  ========  ========  =========  ==========
Operating benefit                                                                                         (4,909)
Nonoperating income - net                                                                                    224
                                                                                                       ---------
Income before income tax                                                                                   2,054
Income tax benefit                                                                                            44
                                                                                                       ---------

Net income                                                                                             $   2,098
                                                                                                       =========

Identifiable assets                   $1,174    $58,379  $  3,333  $     44  $     670  $  (10,888)    $  52,712
                                      ======    =======  ========  ========  =========  ==========     =========

For the three months ended
September 30, 1999 (Unaudited)
------------------------------

Sales to customers other than the     $    -    $ 6,775  $      -  $      -  $       -  $        -     $   6,775
  parent and its subsidiaries
Intercompany service revenue           1,741          -         -         -          -      (1,741)            -
                                      ------    -------  --------  --------  ---------   ---------     ---------

Total sales                           $1,741    $ 6,775  $      -  $      -  $       -  $   (1,741)    $   6,775
                                      ======    =======  ========  ========  =========  ==========     =========

Gross profit                          $1,741    $ 4,334  $      -  $      -  $       -  $   (1,757)    $   4,318
                                      ======    =======  ========  ========  =========  ==========
Operating benefit                                                                                         (3,624)
Nonoperating income - net                                                                                     58
                                                                                                       ---------
Income before income tax                                                                                     752
Income tax benefit                                                                                             -
                                                                                                       ---------
Net income                                                                                              $    752
                                                                                                       =========

Identifiable assets                   $1,211    $12,542  $    580  $     35  $     293  $   (4,070)    $  10,591
                                      ======    =======  ========  ========  =========  ==========     =========

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the consolidated interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's F-1 Registration Statement.

THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REPORT ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS BEYOND SUCH DATE.

Overview

     We design, develop and market high performance mixed signal integrated circuits for power management, power saving applications and computer security applications. Our net sales have been derived primarily from the sale of mixed signal integrated circuit products to customers in the mobile computing and communications device markets.

     We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products and have these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

    We sell our products through a combination of direct sales offices, sales representatives and distributors. We maintain direct sales offices in Santa Clara, California; Pfluggerville, Texas; Taipei, Taiwan and Tokyo, Japan. Additionally, we have sales representatives in China, Singapore, Taiwan, the United Kingdom and the United States, as well as two distributors in Japan.

Results of Operations

     The following table summarizes historical results of operations as a percentage of revenues for the periods shown.

                                                                      Three Months Ended           Nine Months
                                                                         September 30,          Ended September 30,
                                                                    ----------------------   -----------------------
                                                                       2000        1999         2000         1999
                                                                    ---------   ----------   ---------     ---------
     Consolidated Statement of Operations Data:
      Revenues...............................................         100.0%      100.0%        100.0%       100.0%
      Cost of revenues.......................................          39.6        36.3          38.2         44.9
                                                                    -------    --------       -------      -------
      Gross profit...........................................          60.4        63.7          61.8         55.1
      Operating expenses:....................................
        Research and development.............................          22.7        22.5          23.9         24.5
        Selling, general and administrative..................          20.2        27.7          22.3         29.0
        Stock-based compensation.............................           1.1         3.3           1.3          3.7
                                                                    -------     -------       -------      -------
           Total operating expenses..........................          44.0        53.5          47.5         57.2
                                                                    -------     -------       -------      -------
      Income (loss) from operations..........................          16.4        10.2          14.3         (2.1)
      Interest and other income (expense)....................           2.4         0.9           1.6          0.9
      Net profit (loss)......................................          18.8%       11.1%         15.9%        (1.2)%
                                                                    =======     =======       =======      =======

     Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the three months ended September 30, 2000 were $11.1 million, an increase of $4.3 million or 65% from $6.8 million for the three months ended September 30, 1999. Net sales for the nine months ended September 30, 2000 increased 80% to $29.0 million compared to $16.2 million for the same period last year. These increases in net sales reflect increased unit shipments of our existing products as well as new products, increased market acceptance of our products and an increase in market demand for analog and mixed-signal semiconductor products in general.

     Gross Profit. Gross profit represents revenues less cost of revenues. Cost of revenues primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of products. Gross profit increased $2.4 million or 56% and $9.0 million or 101% for the three months and nine months ended September 30, 2000, respectively, over the corresponding periods in 1999. Gross profit as a percentage of net sales changed over these periods due to the mix of products sold. We expect that our gross profit as a percentage of revenues will fluctuate in the future as a result of the timing of the introduction of new products and overall product mix.

     Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent of, expenses for outside engineering consultants. Research and development expenses increased by $1.0 million or 66% and $3.0 million or 75% for the three months and nine months ended September 30, 2000, respectively, as compared to the same periods in 1999. This increase primarily reflected the addition of research and development personnel and associated costs. As a percentage of net sales, research and development expenses were 23.9% for the nine months ended September 30, 2000 and 24.5% for the same period last year. This decrease as a percentage of net sales was a result of research and development expenses increasing less rapidly than net sales during the two comparative periods. We expect that research and development expenses in absolute dollar amount will continue to increase in the foreseeable future.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, professional fees, trade show and other promotional expenses, and sales commissions to agents. Selling, general and administrative expenses increased by $383,000 or 20% and $1.8 million or 38% for the three months and nine months ended September 30, 2000, respectively, as compared to the same periods in 1999. This increase was primarily due to increased sales commissions relating to higher sales, increased product marketing costs associated with introduction of new products and hiring of additional personnel. As a percentage of net sales, selling, general and administrative expenses were 22.3% for the nine months ended September 30, 2000 and 29.0% for the same period last year. This decrease was a result of selling, general and administrative expenses increasing less rapidly than sales during the two comparative periods.

     Deferred Compensation. In connection with the grant of stock options to employees, we record aggregate deferred compensation. This amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable stock grants. Amortization of deferred compensation recorded in the first nine months of 2000 was $390,000, 35% lower than the amount recorded in the same period last year.

     Non-operating Income-net. Non-operating income-net reflects interest earned on average cash balances, less interest on borrowings and foreign exchange transaction gains and losses. Non-operating income-net was $224,000 and $414,000 in the three and nine month periods ended September 30, 2000, recording increases of $166,000 and $276,000 over the corresponding periods last year. These changes reflect an increase in average cash balances from period to period.

     Income Taxes. We recorded an income tax net benefit of $44,000 and $58,000 in the three and nine month periods ended September 30, 2000, reflecting an increase in the possibility of realization of net operating loss carryforwards and research and development credits, according to SFAS No. 109.

     Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due, among other things, to competitive pressures on selling prices; the volume of product sales; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; changes in product mix; product pricing from foundries; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers' products. Our results of operations may also fluctuate in the future based on a number of factors, including but not limited to, those listed above, general business conditions in the semiconductor industry; general economic conditions; currency fluctuations; the availability of foundry capacity and raw materials, and our ability to expand and implement our sales and marketing programs. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Liquidity and Capital Resources

     On September 30, 2000, we had $43.2 million in working capital and $38.0 million in cash, cash equivalents and short-term investments. Our operating activities generated cash in the amount of $912,000 in the nine months ended September 30, 2000. Additionally, our financing activities provided $32.7 million primarily due to the net proceeds from the initial public offering of our stock.

     Our investing activities used cash of $2.7 million in the nine months ended September 30, 2000. Investing activities primarily represented purchases of capital equipment and increases in refundable deposits.

     We believe that our cash balances will be sufficient to meet our capital requirements for the foreseeable future. Our future capital requirements will depend on many factors, including the inventory levels maintained, the level of investment made in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain competitive position in the marketplace and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Disclosure Regarding Forward-Looking Statements

This Form 6-K contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause O\\2\\Micro or the industry's actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among other things, those risks outlined in O\\2\\Micro filings with the Securities and Exchange Commission; including its registration statement on Form F-1, as amended. O\\2\\Micro does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Item 3    Quantitative and Qualitative Disclosure about Market Risk

In the normal course of business, the financial position of the Company is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable. The Company regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the Company does not anticipate material losses in these areas.

PART 2.   OTHER INFORMATION

Item  1.  Exhibits

     (a)  Exhibits:
          ---------

          The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

     (b)

                                      EXHIBIT INDEX


    Exhibit
    Number                            Exhibit Title
-------------    -----------------------------------------------------

     27            Financial Data Schedule

     99            Press Release


Item  2.  Subsequent Events

On November 3, 2000 the Company filed a suit against privately-held Monolithic Power Systems (MPS) of Santa Clara, California, USA in Federal Court in the Northern District of California.

MPS alleged in a letter to O2Micro that a new product under development by O2Micro would overlap an MPS patent. Based upon analysis, O2Micro concluded that the new product does not infringe the MPS patent and that the MPS patent is invalid based on prior art.

O2Micro seeks declaratory judgment of both non-infringement and a ruling that the MPS patent is invalid. The suit also seeks damages from MPS.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    O2MICRO INTERNATIONAL LIMITED



Date:  November 27, 2000            /s/ Sterling Du
                                    --------------------------------
                                        Name:  Sterling Du
                                        Title: Chief Executive Officer